02053253

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 9-23-02

SEC FILE NO.
8-48381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED SEP 1 7 2002 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (mm/dd/yy) AND ENDING 06/30/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RIDGEWAY HELMS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

400 MONTGOMERY STREET, SUITE 800
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. DOWLETT (415) 835-5900
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
P SEP 2 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 9-23-02

OATH OR AFFIRMATION

I, **ROBERT A. DOWLETT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RIDGEWAY HELMS SECURITIES CORPORATION**, as of **JUNE 30, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

USA DE ALBA
Commission # 1154364
Notary Public - California
San Mateo County
My Comm. Expires Sep 5, 200[illegible]

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ridgeway Helms Securities Corporation

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Ridgeway Helms Securities Corporation
San Francisco, California

We have audited the accompanying statement of financial condition of Ridgeway Helms Securities Corporation as of June 30, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeway Helms Securities Corporation at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

August 2, 2002

Ridgeway Helms Securities Corporation

Statement of Financial Condition

June 30, 2002

Assets

Cash		$ 10,060
Commissions receivable		15,859
Due from broker		183,071
Marketable securities, long		34,614
Due from shareholder		204,352
Prepaid expenses and other assets		10,277
Furniture and equipment, net of $35,708 accumulated depreciation		2,976
Total assets		$ 461,210

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 5,534
Commissions payable		142,897
Total liabilities		148,431
Stockholder's equity		
Common stock (no par value; 10,000 shares authorized; 1,200 shares issued and outstanding)	$ 330,000	
Paid-in capital	25,000	
Retained earnings	(42,222)	
Total stockholder's equity		312,778
Total liabilities and stockholder's equity		$ 461,210

See independent auditor's report and accompanying notes.

Ridgeway Helms Securities Corporation

Statement of Income

For the Year Ended June 30, 2002

Revenues:	
Commissions and related fees	$ 1,593,384
Interest, dividends and investment income	11,127
	1,604,511
Expenses:	
Commissions	1,285,903
Compensation	182,099
Professional fees	40,849
Rent	56,278
Depreciation	2,635
Other operating expenses	66,593
Total expenses	1,634,357
Income (loss) before income taxes	(29,846)
Income tax expense	800
Net income (loss)	$ (30,646)

See independent auditor's report and accompanying notes.

Ridgeway Helms Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Stockholder's Equity
June 30, 2001	$ 330,000	$ 25,000	$ (11,576)	$ 343,424
Net income			(30,646)	(30,646)
June 30, 2002	$ 330,000	$ 25,000	$ (42,222)	$ 312,778

See independent auditor's report and accompanying notes.

Ridgeway Helms Securities Corporation

Statement of Cash Flows

For the Year Ended June 30, 2002

Cash Flows From Operating Activities	
Net income (loss)	$ (30,646)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	2,635
(Increase) decrease in:	
Commisions receivable	39,592
Due from broker	(68,297)
Due from shareholder	69
Prepaid assets	(5,086)
Increase (decrease) in:	
Commissions payable	59,118
Accounts payable and accrued expenses	(1,166)
Net Cash Provided (Used) by Operating Activities	(3,781)
Cash Flows From Investing Activities	
Purchase of marketable securities	(34,614)
Net decrease in cash	(38,395)
Cash and cash equivalents, beginning of year	48,455
Cash and cash equivalents, end of year	$ 10,060
Supplemental Disclosures	
Income taxes paid	$ 869

See independent auditor's report and accompanying notes.

Ridgeway Helms Securities Corporation

Notes to the Financial Statements

June 30, 2002

(1) Organization

Ridgeway Helms Securities Corporation (the "Company") was incorporated in the State of California on June 20, 1995 and was approved for membership by the National Association of Securities Dealers, Inc. on July 20, 1995. The purpose of the Company is to act as a broker dealer engaging in general securities activities primarily in the San Francisco Bay Area. Security transactions are cleared through Bear, Stearns Securities Corporation on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

(b) Securities Owned
Securities owned are valued at market value. The resulting difference between cost and market value is included in income.

(c) Furniture & Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight line and accelerated methods over the estimated useful lives of the assets ranging from five to seven years.

(e) Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

(f) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Ridgeway Helms Securities Corporation

Notes to the Financial Statements

June 30, 2002

(3) Pension Plan

The Company has a simplified employee pension plan. All employees at least 21 years of age with 1 year of service are eligible to participate. Employer contributions are based on employee wages earned during the year. Eligible employees could receive contributions from 0% to 15% of wages and salaries at the Company's discretion. The Company's management has elected to provide no contributions to the pension plan for the year ended June 30, 2002.

(4) Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets and liabilities as of June 30, 2002 are as follows:

Deferred tax assets	$ 9,572
Valuation allowance	(9,572)
Total deferred tax assets	0
Total deferred tax liabilities	0
Net deferred taxes	$ 0

The deferred tax assets are the result of net operating loss carryforwards of $31,462 for federal and $15,331 for state income tax purposes and a federal & state capital loss carryforward of $14,672. A valuation allowance of $9,572 has been established because it is more likely than not that deferred tax assets will be unrealized. This is a increase of $6,074 in the valuation allowance from June 30, 2001.

The income tax provision (benefit) for the year ended June 30, 2002 consists of the following:

Current:	
Federal	$ 0
State	800
Total	$ 800

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2002, the Company's net capital was $94,800 which exceeded the requirement by $44,800.

The Company's clearing agreement with Bear Stearns Securities Corporation requires that the Company maintain a minimum net capital of $150,000. At June 30, 2002, the Company was not in compliance with this clause of the clearing agreement. The impact of this non-compliance is not known.

(6) Lease Obligations

The Company leases office space in San Francisco, California. The lease began on November 1, 1998 and ends on October 31, 2003. The future annual minimum lease payments through the lease expiration are as follows:

Year ended	Amount
6/30/2003	$ 56,616
6/30/2004	18,872

(7) Related Party Transactions

At June 30, 2002, Robert A. Dowlett, President and sole stockholder of Ridgeway Helms Securities Corporation, had an outstanding debt of $204,352 due to the Company.

(8) Concentration of Risk

Cash and due from brokers totaling $205,104 represented funds deposited with Bear Stearns Securities Corporation. In addition, commissions receivable of $15,859 is due from Bear Stearns Securities Corporation. At June 30, 2002, $220,963 was at risk with Bear Stearns Securities Corporation.

Marketable securities (long) consist of two San Francisco municipal bonds with a current market value of $34,614. One bond matured on July 1, 2002 and the other bond will mature on July 1, 2003.

(9) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Ridgeway Helms Securities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2001

Net Capital:		
Total stockholder's equity qualified for net capital		$ 312,778
Less: Non-allowable assets		
Due from shareholder	$ 204,352	
Furniture and equipment	2,976	
Other assets	10,277	
Total non-allowable assets		217,605
Net capital before haircuts		95,173
Haircuts on securities		373
Net capital		$ 94,800
Net minimum capital requirement of 6.67% of aggregate indebtedness of $148,500 or $50,000, whichever is greater		50,000
Excess net capital		$ 44,800

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of June 30, 2001

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 94,732
Decrease in stockholder's equity	(141,010)
Decrease in non-allowable assets	141,078
Net capital per above computation	$ 94,800

Ridgeway Helms Securities Corporation

Schedule II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

June 30, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Ridgeway Helms Securities Corporation
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Ridgeway Helms Securities Corporation (the Company) for the period ended June 30, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



August 2, 2002

Ridgeway Helms Securities Corporation

Annual Audit Report

June 30, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants